MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the fiscal year October 31, 2022, as attached, is dated as of February 15, 2023, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
February 15, 2023	February 15, 2023

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2022, of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2022, and 2021 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. ("MAST") for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

TABLE OF CONTENTS:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

1. OVERVIEW

Micromem ("the Company") is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. It has operated also through its wholly-owned subsidiary, Micromem Applied Sensor Technologies ("MAST"). Until August 2018, MAST was traditionally responsible for the development of market opportunities, maintaining customer relationships and the project management of the independent engineering subcontractors that it engaged once a client project was initiated.  MAST has been inactive since October 31, 2018.

In 2022, the Company had positive new developments in its business initiatives.  It also experienced client driven delays due to the Covid - 19 pandemic in terms of its commercialization strategies for the technology applications that it continued to pursue.  It continued to deal within very tight working capital constraints and was successful in raising additional capital in 2022 and through to the date of this report.

Our litigation  with  Steve  van Fleet, who resigned  as  an officer  and  director of  the  Company  on  August  17, 2018 was resolved  in our  favor  in 2021 ;  claims  against  the  Company  were  dismissed  and  the  Company  was  awarded  damages  in the  settlement  of this  litigation.

2. FINANCING

In 2022 the Company secured $181,997 of financing from private placements (2021: $840,564). The Company issued 26,443,820 common shares relating to the conversion by debenture holders of their debentures totaling $764,432 during the year (2021: issued 15,611,852 common shares relating to conversion of debentures totaling $511,630).The  Company issued 413,674 common shares with respect to the settlement of  accounts  payable  in 2022 ( 2021: nil) .

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  In 2022 the Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Section 4; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the fiscal years ending October 31, 2022 and 2021 none of which impact the Company's cash flows:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

	2022	2021	Change
Accretion expense	$1,179,603	$1,169,921	$9,682
Loss (gain) on conversion of convertible debentures	94,326	(9,506)	103,832
Loss (gain) on revaluation of derivative liabilities	(409,607)	(2,547,192)	2,137,585
Loss (gain) on extinguishment/repayment of convertible debentures	200,650	1,018,928	(818,278)
Net expense	$1,064,972	$(367,849)	$1,432,821

3. BUSINESS DEVELOPMENTS  IN 2022:

(a) Romgaz:

The COVID-19 pandemic has resulted in delays in the execution of our commercial activity with Romgaz during the 2022 fiscal year.

We  have referenced in our 2022  interim  quarterly MD&A commentaries  that we were awaiting initial purchase orders for the interwell tracer technology application during fiscal 2022.

Our discussions with Romgaz have been continuous on a weekly basis throughout fiscal 2022 and have continued to progress since our fiscal year end.  The key go-forward points in these discussions, at the current date are as follows:

(i) We are anticipating an initial purchase order for several interwell tracer devices, similar to the technology that Chevron deployed in the California field trials referenced above.

(ii) Micromem will be commissioned to conduct/lead a development program to enhance and expand the analytics capabilities of the existing technology with the end goal of delivering a comprehensive analytics solution to Romgaz for its specific performance requirements in its gas wells.

(iii) Micromem and has pursued discussions whereby the technology application developed in (ii)  above will be manufactured on a commercial scale in Romania.  It is expected that the technology that will be manufactured in Romania will be suitable for both oil and gas well applications.

(iv) A joint venture agreement between Micromem and Romgaz is contemplated. The working relationship between Micromem and Romgaz is expected to expand to include the development of other technology applications where Micromem has been active over the past five years.  We expect to finalize these working arrangements and move forward with these initiatives in 2023.  It is expected that Romgaz will provide the initial capital to launch this expanded working relationship.

In anticipation of these developments with Romgaz in 2023, Micromem is planning for its business activity to include the following components:

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

(i) Continuance of its working relationship with the developer of the interwell tracer device (ARTRA 171) technology which Chevron has successfully tested in on site testing of operating oil wells and for which we anticipate Romgaz purchase orders in 2023.

(ii) We plan to maintain our dialogue with Chevron and may pursue certain licensing  opportunities  with  Chevron  relating  to  their  proprietary  technology  in our  continued  work  with Romgaz.

(iii) We  have  established  a Toronto - based  engineering/product presence  in  cooperation with  an established  manufacturing and  engineering group  with  whom  we  expect  to have a role as a strategic partner to Micromem.

(iv) Between June 2021-August 2022, Micromem hired two engineering staff persons  through the University of Toronto coop program, each for a 16-month term. The engineering staff were responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other  potential customers.  We may continue this program of coop hires, as appropriate, in future.

(v) We will plan to add additional senior management to the Micromem team  in  the project management, engineering,  and financial reporting areas of discipline .We will also look to recruit  additional corporate  directors to our Board .

(b) Chevron:

As previously reported, successful field testing of the interwall tracer device was conducted on-site at a California-based Chevron well site in 2019.  Sample testing was conducted for a 12-month period thereafter through March 2020.

We attended the Houston- based  OTC oil  and gas  conference  in  August 2021 and  have maintained  a  current  dialogue  with Chevron  and  with other  industry  participants.

While Chevron has curtailed further development activity on this project after the onset of the COVID-19 pandemic; we believe it continues to have interest in our interwell tracer technology.

Once our initiative with Romgaz is launched, we plan to attempt to reengage with Chevron to assess potential current opportunities to collaborate upon with Chevron.

Senior management at Chevron has, in the past, been very supportive of Micromem's engagement with Romgaz.

(c) Repsol S.A. ("Repsol"):

With  our additional  staff resources  in Toronto, we began to  reconfigure  the  RT Lube  Analyzer technology  in  which  Repsol  has  previously  expressed interest  and  for  which  we  negotiated  a  letter  of  intent  with Repsol in 2019.  Since then, we have not had interaction with Repsol during the Covid 19 pandemic; this project may be restarted in future.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

(d) Covid  19  update:

The impact on the Company's internal operations of the COVID-19 pandemic during the 2022 fiscal year is discussed below; we believe have taken the appropriate steps to maintain our business and to protect our 5 person staff to ensure their wellbeing:

(i) We closed the office in mid-March 2020.  We relocated to smaller office premises in 2022 and the office is now open 1-2 days per week. Our staff is primarily working remotely from their homes.

(ii) We utilized the Canada Emergency Wage Subsidy program from the Canadian Federal Government to support our payroll obligations from April 2020 through October 2021 and received total subsidies of $167,388 ($133,699 USD) under this program (no additional subsidies in 2022).

(iii) We utilized the Canada Emergency Bank Account loan program and have secured term loans totaling $60,000 CDN ($48,243 USD) which is as described in our consolidated financial statements.

(iv) We utilized the Canada Emergency Rent Subsidy program to support our office rental expense obligations between June 2020 and September 2021and received total subsidies of $38,440 ($30,613 USD) under this program (no additional subsidies in 2022).

(v) Business related travel was significantly reduced after March 2020 through October 2021; it has resumed in 2022 with the continued development of the Romgaz project.

(vi) Senior management have continued at reduced remuneration levels in 2021 and 2022.

There remains some uncertainty as to the continuation and duration of the pandemic.  If the pandemic continues and remains a significant business risk for an extended period of time in 2023 and beyond, there may be additional repercussions to the Company's ongoing business which could be significant.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

4.  COMMENTARY ON CONVERTIBLE DEBENTURES:

This section of the report is intended to provide readers with additional information as to the nature of the reporting requirements, procedures, and impact of the convertible debt financings    that the Company has completed. The objective is to facilitate the reader's understanding of this complex aspect of the Company's financial statements.

(1) Overview: convertible debenture reporting

(a) We are required under IFRS reporting standards to measure the components of our convertible debt including the debt, the derivative liability, and the equity component of the face value of the debt, as appropriate, upon execution of the loan agreement with the lender.

(b) The measurement methodology that we employ is in accordance with prescribed guidelines under IFRS and International Accounting Guidelines. This methodology is either a Black Scholes pricing model or a binomial distribution measurement model, depending on which model is more suitable in each case. That determination is based on a subjective assessment by the Company.

(c) When we secure a convertible debenture from an investor, the terms which are finalized through negotiation with the investor will vary on a case-by-case basis in terms of the following aspects:

(i) Term (typically 2 months to 12 months).

(ii) Interest rate (typically 1 to 2% per month but, in some cases, between 5% - 10% per annum).

(iii) Conversion price (which may be fixed at initiation date or fixed at conversion  date  based on a formulaic calculation, denominated in Canadian dollars or U.S. Dollars, the latter being the functional currency of the Company and its subsidiaries).

(iv) The option for the Company to prepay the loan during the entire term of the loan or within an initial period of the term of the loan (typically up to 6 months).

(d) At maturity date of the debenture, the debenture holder may agree to extend the term of the loan for an additional period of time, either on the same basic terms as already exist or on renegotiated terms.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

(2) Accounting measurements and periodic reporting of convertible debentures:

(a) To the extent that there is a derivative liability that arises in the initial measurement (1(a) above), we are required to revalue the derivative liability at each quarter end using prescribed Black Scholes or binomial methodology. Then, at  each  reporting  period , we are required to report this gain or loss on the revaluation in our  consolidated statements of income.

(b) To the extent that the face value of the loan - which is due at the maturity date - is greater than the amount that is assigned to the loan component of the total amount at inception of the loan (1(a) above), then this difference must be accreted over the term of the loan.  Typically, the loan term is from 2 months to 12 months.  Thus, over the term of the loan, we are required to report this accretion amount as an expense in our quarterly consolidated statements of income.

(c) To the extent that a loan is converted into common shares by the debenture holder, we will close out the loan at that point, record remaining accretion expense up to the date of conversion, remeasure the derivative liability and calculate a net gain or loss on conversion of the loan.  The net gain or loss is reported in our consolidated statements of income.

(3) Impact on financial reporting:

The realities and complexities of this prescribed accounting treatment gives rise to complicated disclosures in our financial statements and footnotes:

(a) We report substantial accretion expense in our audited financial statements.

(b) Over time, barring significant volatility in the share price, we generally report a gain on the settlement of the derivative liabilities. However, the  quarterly revaluations  of the derivative liabilities  result  in significant  interim fluctuations.

(c) The calculated effective interest rate on debt can be substantial. To illustrate,(for example) if the reported  fair value of the debt is a small fraction of the face value at inception and it must be accreted to face value over the term (for example 2 months), then the effective rate of interest can be very high in these reported financials, as representing the rate that would be required  to step up the  reported value to the face value in the short period of the term of the loan.

It is essential, when reviewing our audited consolidated statements, to bear in mind the following:

a) Accretion expense is a non- cash item.

b) Gain or loss  on revaluation of derivatives in a non -cash item.

c) Gain or loss  on extinguishment of debentures  is a non -cash item.

d) Gain or loss  on conversion of debentures to common shares is a non -cash item.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

The net  non -cash expense  (income) relating  to  items  (a)  - ( d ) above  reported  in the  fiscal year  ended  October  31, 2022  was  ($1,064,972) ( 2021: $367,849;  2020: $296,973).

(4) Additional Comments:

The Company notes the following:

a) We have had to resort to convertible debentures financing as a primary means of securing financing over the past several years in order to continue our operations.

b) The actual interest expense on our convertible debentures which is interest paid to the debenture holders, is at a coupon rate typically ranging between 1% and 2% per month. The effective rate referenced above is an accounting measurement metric, not a payable obligation.

c) The use of convertible debentures has served to increase our outstanding number of shares over the past few years.

In 2022 the Company issued 26,443,820 common shares in settlement of $764,432 of debentures which were converted to common shares by the debenture holders (2021: 15,611,852 common shares in settlement of $511,630 of converted debentures; 2020: 44,237,644 common shares in settlement of $859,351 of converted debentures).

The Company plans to deemphasize or eliminate this complex and expensive source of financing in future as it develops and grows its business and is better able to secure more conventional, lower cost financing.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

5.  DISCUSSION OF OPERATING RESULTS:

(a) Financial Position as at October 31, 2022:

	October 31, 2022	October 31, 2021
	(US $000)	(US $000)

Assets:
Cash	33	171
Prepaid expenses and other receivables	18	24
	51	195

Property and equipment, net	48	26
Patents, net	-	4
	99	225

Liabilities:
Accounts payable and other liabilities	326	384
Current lease liability	15	25
Convertible debentures	3,792	2,452
Derivative liability	641	787
	4,774	3,648

Long-term lease liability	29	-
Long-term lease loan	44	49
	4,847	3,697

Shareholders' Equity:
Share capital	87,785	86,816
Contributed surplus	27,460	28,197
Equity component of bridge loans	793	14
Deficit	(120,786)	(118,499)
	(4,748)	(3,472)
	99	225

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

Commentary:

1.	The Company's working capital deficiency is $4,722,878 on October 31, 2022 (2021: deficiency of $3,452,924).

2

In 2019 the Company evaluated its patent portfolio and its go forward strategy for its intellectual property portfolio. It decided that it would suspend its provisional patent filings in jurisdictions outside the United States where it has been issued several patents.

For financial reporting purposes the Company recorded an impairment reserve of $223,143 in 2019 and it reflects an amortized value of $nil as its patent assets at October 31, 2022 (2021: $3,877). The Company believes that its patents remain as an asset to be exploited in future through the pursuit of licensing agreements with potential strategic partners.

3.

The Company continued to secure additional financing in 2022 through convertible bridge loans. Given the terms of the bridge loans, the Company has measured, as appropriate, the prescribed accounting treatment for these bridge loans and the related derivatives.  These loans were typically of a short-term nature and, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex. Refer to Section 4 of this report for additional commentary.

The balance reported as bridge loans at October 31, 2022, is $3,792,064 (2021: $2,452,402) and the related derivative liability balance is $641,299 (2021: $787,081). The Company reports accretion expense on these debentures of $1,179,603 (2021: $1,169,921), a gain on the conversion of bridge loans to share capital of $94,326 (2021: $9,506), a gain on the revaluation of the underlying derivative liabilities of $409,607 (2021: $2,547,192) and a loss on extinguishment of convertible debentures of $200,650 (2021: loss of $1,018,928). Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

Management acknowledges that the cost of financing to the Company is significant; interest on the bridge loans is substantial. In 2022 we reported $469,425 of interest expense on convertible debt obligations (2021: $495,809).

During the 2022 and 2021 fiscal years, the Company secured funding from various sources, the significant components include:

	2022	2021

Private placements of shares for cash consideration	$207,588	$840,567
Bridge loan financing	$765,671	$510,000
Settlements for share consideration	$764,432	$511,630

	$1,737,691	$1,862,197

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

Operating Results:

The following table summarizes the Company's operating results for the years ended October 31, 2022, and 2021:

Discussion of operating Results

	Year Ended October 31
	2022 ($000)	2021 ($000)
Administration	185	156
Professional fees and salaries	648	425
Recovery of settlement of AP balances	-	(423)
Stock-based compensation	41	360
Travel and entertainment	60	25
Amortization of property and equipment	26	28
Amortization of patents	4	8
Foreign exchange (gain) loss	(176)	222
Accretion expense	1,180	1,169
Interest expense convertible debt	469	496
Other financing costs	13	84
Loss (gain) on revaluation of derivatives liabilities	(410)	(2,547)
Loss (gain) on conversion of convertible debentures	94	(10)
Loss on extinguishment/repayment of convertible debentures	153	1,019
Net expenses (income)	2,287	1,012
Net comprehensive (income) loss	(2,287)	(1,012)
Income (loss per share)	-	-

Fiscal 2022 Compared to Fiscal 2021

a) Administration costs were $185,366 in 2022 versus $155,504 in 2021.  These costs include rent and occupancy costs of $ 50,907 (2021: $15,536, the Company reported sublet income for a portion of its office space in 2022 and 2021; in 2021  the Company also  received  Federal Government Covid 19 related  rent subsidies); office insurance costs of $1,696 (2021: $753; the Company did not renew its D&O insurance coverage after 2020), investor relations, listings and filing fees of $64,769 (2021: $53,029), other general and administrative expenses of $ 59,938 (2021: $86,168).

b) Professional and other fees and salaries costs were $647,710 in 2022 versus $424,485 in 2021. The components of these total costs include legal and audit related expenses of $110,933 in 2022 (2021: $107,554), 3rd party consulting fees were $69,563 in 2022 (2021: $132,793), staff salaries and benefits were $467,214 in 2022 (2021: $184,138).

The CFO has received $40,615 of management fees in 2022 (2021: $25,376). The CEO of the Company has received $92,902 of compensation in 2022 (2021: $81,826).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

c) Travel and entertainment expenses were $59,504 in 2022 (2021: $24,903). We limited travel expenses in 2021 as part of a broader effort to reduce the Company's operating expenses; corporate travel has resumed in 2022.

d) In 2022, the Company awarded 2,025,000 million stock options consultants. (2021: 9.5 million stock options issued to directors, officers and consultants); the related expense of $41,484 was calculated using the Black Scholes option-pricing model (2021: $360,044).

e) Interest expense was $469,425 in 2022 versus $495,809 in 2021.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $29,755 in 2022 consisting of $3,877 relating to patents and $25,878 relating to Capital Assets (2021: $36,033 consisting of $8,000 relating to patents and $28,033 relating to Capital Assets).

g) Financing costs were $13,233 in 2022 versus $84,478 in 2021.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2022 and 2021; there were fewer such financings in 2022.

h) The gain on foreign exchange reported in 2022 was $176,477 versus a loss of $222,553 in 2021.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.7509 at October 31, 2019, $0.7596 at October 31, 2020, $0.7956 at October  31, 2021 and $0.7327 at October 31, 2022.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2022	2021	Change
Accretion expense	$1,179,603	$1,169,921	$9,682
Loss (gain) on conversion of convertible debentures	94,326	(9,506)	103,832
Loss (gain) on revaluation of derivative liabilities	(409,607)	(2,547,192)	2,137,585
Loss (gain) on extinguishment/repayment of convertible debentures	200,650	1,018,928	(818,278)
Net expense	$1,064,972	$(367,849)	$1,432,821

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $
January 31,2022	-	1,392,843	(1,392,843)	-
April 30, 2022	-	(107,839)	107,839	-
July 31, 2022	-	1,421,173	(1,421,173)
October 31, 2022	-	(419,082)	419,082
January 31,2021	-	1,220,301	(1,220,301)	-
April 30,2021	-	3,154,574	(3,154,574)	-
July 31,2021	-	(2,102,701)	2,102,701
October 31,2021	-	(1,259,196)	1,259,196	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
January 31, 2022	(4,341,708)	18,816	1,877	148,789	(4,368,574)
April 30, 2022	(3,939,361)	11,630	-	93,372	(3,790,399)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)
October 31, 2022	(4,722,878)	48,092	-	99,519	(4,748,000)
January 31, 2021	(4,694,513)	42,364	9,877	124,318	(4,698,923)
April 30, 2021	(7,214,669)	38,170	7,877	253,940	(7,318,323)
July 31, 2021	(4,876,595)	31,283	5,877	223,528	(4,887,324)
October 31, 2021	(3,452,924)	26,012	3,877	225,293	(3,471,278)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

6.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously  entered into joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in commercializing  our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has previously  committed  time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. In 2019 it decided to abandon certain provisional patent filings in international jurisdictions which it believes does not impact on the core patent technology that the Company maintains.  Given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

Financing:

The Company has successfully raised funding each year over  to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

COVID-19 Pandemic:

The impact on the Company of the COVID-19 pandemic has been outlined earlier in this report, including the steps that management has taken in an attempt to maintain our operations.  There remains uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2023 and beyond, there may be repercussions to the Company's ongoing business which could be significant.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

7.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  During the year ended October 31, 2022, the Company reported a net loss and comprehensive loss of $(2,287,095) (2021 - $1,012,978; 2020 - $1,245,393) and negative cash flow from operations of $997,031 (2021 - $762,766; 2020 - $760,572).  The Company's working capital deficiency as at October 31, 2022 is $4,722,878 (2021 - $$3,452,924).

The Company's future success depends on the profitable commercialization of its proprietary  sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2023 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID 19 pandemic has had a significant impact of the Company's operations since  March,  2020 as discussed in the body of this MD&A document.  There remains uncertainty at this date as to the duration of the pandemic.  If the pandemic continues for an extended period of time in  2023 and beyond, there may be repercussions to the Company's ongoing business which could be significant.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

8.  OTHER MATTERS

(a)  Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, compound and hybrid financial instruments, derivative liabilities, conversion features of bridge loans, patents, impairment of long-lived assets, patents, deferred development costs, revenue recognition, stock-based compensation and income taxes.  These critical accounting policies are set forth in Note 4 to our consolidated financial statements as of October 31, 2022.

(b)   Legal  matters: lawsuit vs Steven Van Fleet

We  have  previously reported on the litigation matter  relating  to Mr  Van Fleet, the  former  President  of  MAST , which  commenced  in 2018.

In 2021, the  court  ultimately dismissed  all of  Mr  Van Fleet's  claims ,  found  that  he  was liable  to  Micromem  and  MAST on their  counterclaims and ordered  an  inquest  to determine  damages. The  inquest  was held  between June  3 - 7, 2021.

On June 16th, 2021 the court ordered that Micromem, and MAST had established damages of $765,579.35, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021 the court entered a judgement ("Judgement") in favor of Micromem and MAST and against Mr Van Fleet in the amount of $1,051,739.83.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

(c) Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at October 31, 2022.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

The Company's lease that was extended in February 2017 for five years through July 2022 expired.  In August 2022 the Company moved to a smaller unit in the same commercial building pursuant to a lease from August 1, 2022 to July 31, 2025.  The lease stipulates base monthly and additional rental expense of $3,943 CDN.  Lease commitments are as follows - commitments less than one year of $25,532 CDN; 1 years to 5 years: $43,804.

(d)  Off-Balance Sheet Arrangements

At October 31, 2022, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(e)  Share Capital

At October 31, 2022, the Company reports 467,607,678 common shares outstanding (2021: 435,737,734). Additionally, the Company has 11,725,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2021: 11,700,000 options outstanding with a weighted average exercise price of $0.06 per share).

(f)  Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on September 8, 2020, Joseph Fuda,  Oliver Nepomuceno, and  Alex Dey were re-elected to serve on our Board of Directors. Brian Von Herzen was not put forward for reelection to the Board  at the  Annual Meeting. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their 2022 remuneration, is presented as below:

	2022 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	92,902	-	92,902
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	40,615	-	40,615
Total		133,517	-	133,517

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

(g)  Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as:

	2022	2021	2020

Professional, other fees and salaries	$133,517	$107,202	$17,517

Stock based compensation	-	227,500	-

	$133,517	$334,702	$17,517

In 2022 these parties were not awarded stock options (2021 - 5 million options at an exercise price of $0.05 per share). In 2020 a total of 1.3 million common stock options previously awarded to key management were cancelled.

Trade payables and other liabilities:

As at October 31, 2020,  the Company included $167,215 in trade payables owing to a company whose major shareholder was a director of the Company from February 2014 through September 2020 and who has also previously served as its Chief Technology Officer. The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.  The Company has  contested  these  charges  since  2015  and there  have been  no  further developments in 2021. Accordingly, in 2021, the Company    reversed  this now  statute-barred  balance previously reported as  an account  payable.  There were no further developments in 2022.

Convertible debentures:

In May 2019, an officer of the Company provided  a short-term loan of $15,000 CDN ($11,450 USD). At October 31, 2019, $10,000 CDN ($7,582 USD) in loan principal remained outstanding. In 2021, the remaining amount of loan principal was extinguished  by participation of the CEO in the private  placement  which the Company completed  at the time. The extinguishment of the debt  for the shares received in the private placement  resulted in  a loss  on conversion  of $10,600.

In January 2018, an officer of the Company provided a convertible debenture of $150,000 CDN ($114,138 USD), which was repaid in full as at October 31, 2022.  Amounts remaining at October 31, 2021, $10,001 CDN ($7,509 USD); October 31, 2020; $52,319 CDN ($39,756 USD).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

(h) Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2021 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At October 31, 2022 there are 11,725,000  options outstanding at an average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of October 31, 2022.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2022 PREPARED AS OF FEBRUARY 15, 2023

9. SUBSEQUENT EVENTS

Subsequent to October 31, 2022:

(a) The Company secured two (2) private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $50,000 CDN ($36,635 USD) and issued a total of 1,000,000 common shares.

(b) The Company secured $143,000 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(c) The Company converted $172,584 USD of convertible debentures and accrued interest through the issuance of 7,307,524 common shares.

(d) The Company repaid $5,000 USD of interest accrued on a convertible debenture.

(e) The Company extended convertible debentures that were within 3 months of maturity date from October 31, 2022 for an additional (6) months.